Exhibit (a)(5)(C)

GAAS LABS ANNOUNCES TERMINATION OF MERGER AGREEMENT AND

TENDER OFFER FOR SHARES OF ANADIGICS

LOS ALTOS, CA – January 19, 2016 – GaAs Labs, LLC (“GaAs Labs”) announced today that its wholly-owned subsidiaries, Aloha Holding Company, Inc. (“Aloha”) and Aloha Acquisition Sub, Inc. (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated November 11, 2015 (the “Merger Agreement”), among Aloha, Purchaser and ANADIGICS, Inc. (Nasdaq: ANAD) (“Anadigics”), have terminated the previously announced cash tender offer to acquire all of the outstanding shares of common stock of Anadigics.

On January 11, 2016, Anadigics gave written notice to Aloha and Purchaser that it received a superior offer from a competing bidder that increases the proposed offer price to $0.66 per share to purchase all of the outstanding shares of Anadigics. On January 15, 2016, Aloha and Purchaser received notice from Anadigics that Anadigics had determined to enter into a definitive agreement with the competing bidder with an offer price of $0.66 per share, and that, pursuant to the Merger Agreement, Anadigics had terminated the Merger Agreement and caused the payment of a termination fee of $1.2 million by wire transfer of same day funds into an account designated by Aloha.

Purchaser and Aloha have terminated the tender offer in accordance with the terms of the Merger Agreement. None of the shares of Anadigics’s common stock were purchased in the tender offer and as a result of the termination, all of the shares of Anadigics’s common stock previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their shares of Anadigics’s common stock.

About GaAs Labs

GaAs Labs, LLC, a California limited liability company, is a private company focused on investing in companies supplying high performance semiconductors and related devices for RF, microwave and related applications in commercial communications, satellite and defense-related markets. The principal executive offices of each of GaAs Labs, Aloha and Purchaser is located at 28013 Arastradero Road, Los Altos, California 94022, and their business telephone number is (408) 387-7756.

Notice to Investors

This communication is for informational purposes only and is not an offer to purchase any shares of Anadigics or a solicitation of an offer to sell securities. GaAs Labs, Aloha and Purchaser have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and Anadigics has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to Anadigics stockholders at no expense to them by written request to Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310 or by calling (866) 413-5899 (toll-free). In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Contact

GaAs Labs, LLC

John Ocampo, 408-387-7756